SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                      United Pan-Europe Communications N.V.
                                (Name of Issuer)



              Ordinary Shares A, nominal value Euro 1.00 per share
                         (Title of Class of Securities)



                                   911300 20 0
                                 (CUSIP Number)



                         Filed pursuant to Rule 13d-1(d)
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 911300 20 0               13G                       Page 2 of 6 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    UnitedGlobalCom, Inc.
    84-1116217
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:
                   246,558,788 (1)
               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON         246,558,788 (1)
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     246,558,788 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    54.7% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Reflects the 3-for-1 stock split of Issuer in March 2000. Also, includes 4,896,970 Ordinary shares A held through a Foundation for transfer under the Issuer's stock option plan, 1,213,898 Ordinary shares A the Reporting Person would acquire upon exercise of a Warrant and 8,134,000 Ordinary shares A issuable upon conversion of 2,500 shares of the Issuer's Series 1 Convertible Class A Preference Shares ("Preference Shares"). Does not include 100 Priority Shares owned by the Reporting Person. See Item 4.
(2) Includes Preference Shares but adjusted for exercise of Warrants and conversion of Preference Shares by Reporting Person. The Preference Shares and the Ordinary Shares A are each entitled to one hundred votes per share and vote as a single class in the election of directors. The Preference Shares are convertible upon the earlier of September 1, 2001 or the completion or termination of certain events as described in the terms of the Preference Shares. See Item 4.

CUSIP NO.: 911300 20 0               13G                       Page 3 of 6 Pages

ITEM 1.

(a)  Name of Issuer:

     United Pan-Europe Communications N.V., organized under the laws of The Netherlands

(b)  Address of Issuer's Principal Executive Offices:

     Boeing Avenue 53
     1119 PE Schiphol Rijk
     1070 BT Amsterdam
     The Netherlands

ITEM 2.

(a)  Name of Person(s) Filing:

     UnitedGlobalCom, Inc.

(b)  Address of Principal Business Office or, if None, Residence:

     The address for the Reporting Person is:
         4643 S. Ulster Street
         Suite 1300
         Denver, Colorado  80237

(c)  Citizenship:

      Delaware

(d)  Title of Class of Securities:

     Ordinary Shares A

(e)  CUSIP Number:

     911300 20 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13D-1(b) OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]  Broker or Dealer registered under Section 15 of the Exchange Act.

(b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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CUSIP NO.: 911300 20 0               13G                       Page 4 of 6 Pages

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b)of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment investment company under Section 3(c)(14) of the Investment Company Act Act of 1940.

(j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)  Amount beneficially owned:

     246,558,788 Ordinary Shares A, which includes 4,896,970 Ordinary Shares A held by a foundation for issuance under the Issuer's stock option plan, 1,213,898 Ordinary Shares A that may be acquired upon exercise of a Warrant and 8,134,000 Ordinary Shares A that may be acquired upon conversion of 2,500 Preference Shares. The Reporting Person appoints the board members of the Foundation. The number of shares that may be acquired upon the conversion of the Preference Shares increases based on the accreted value of the original purchase price at the rate of 8% per annum divided by the conversion rate. The Preference Shares are convertible at any time on or after the earlier of September 1, 2001, or the date a transaction between the Reporting Person and Liberty Media Corporation is either closed or terminated.

     In addition, the Reporting Person owns all the outstanding Priority Shares of the Issuer, which have certain rights. Such rights include (i) the right to approve issuance of the Issuer's shares; (ii) the right to approve the exclusion or restriction of preemptive rights of existing Issuer shareholders; (iii) the right to nominate persons for election on the Issuer's Management and Supervisory Boards; (iv) the right to approve certain decisions of the Issuer's Board of Management; (v) the right to propose amendments to the Issuer's Articles of Association; and (vi) the right to propose merger, split-up or dissolution of the Issuer.

(b)  Percent of class:

The following percentage interest is based on 441,246,729 Ordinary Shares A and 12,400 Preference Shares outstanding as of December 31, 2000, as provided by the
Issuer: 54.7% (adjusted for the presently exercisable Warrants and the conversion of the Preference Shares)

Each Ordinary Share A and each Preference Share is entitled to one hundred votes per share. Holders of Ordinary Shares A and Preferences Shares vote as a single class on the election of directors. Assuming the Reporting Person's Preference Shares are not converted, the Reporting Person may be deemed to beneficially own voting equity securities representing 53.9% of the voting power (assuming the exercise of the Warrants).

(c)  Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote:

          246,558,788 Ordinary Shares A, which includes 4,896,970 Ordinary Shares A held by a foundation for transfer under the Issuer's stock option plan, 1,213,898 Ordinary Shares A issuable upon exercise of a Warrant and 8,134,000 Ordinary Shares A issuable upon conversion of 2,500 Preference Shares.

     (ii) Shared power to vote or to direct the vote: not applicable

CUSIP NO.: 911300 20 0               13G                       Page 5 of 6 Pages

          (iii) Sole power to dispose or to direct the disposition of:

          246,558,788 Ordinary Shares A, which includes 4,896,970 Ordinary Shares A held by a foundation for transfer under the Issuer's stock option plan, 1,213,898 Ordinary Shares A issuable upon exercise of a Warrant and 8,134,000 Ordinary Shares A issuable upon conversion of 2,500 Preference Shares.

          (iv) Shared power to dispose or to direct the disposition of: not applicable

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.

CUSIP NO.: 911300 20 0               13G                       Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       UnitedGlobalCom, Inc.


Dated:  February 12, 2001              By: /s/ Ellen P. Spangler
                                          --------------------------------------
                                           Ellen P. Spangler
                                           Senior Vice President